Via Facsimile and U.S. Mail
Mail Stop 6010

May 30, 2006

Mr. S. Colin Neill
Chief Financial Officer, Secretary and Treasurer
Axonyx Inc.
500 Seventh Avenue, 10th Floor
New York, NY 10018

Re: Axonyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-25571

Dear Mr. Neill:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief